August 29, 2024

Michelle Mosier
Chief Financial Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

       Re: Jushi Holdings Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed April 1, 2024
           File No. 000-56468
Dear Michelle Mosier:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences